

February 23, 2011

Louis Montpellier
Extorre Gold Mines Limited
Suite 1260 – 999 West Hastings Street
Vancouver, British Columbia, V6C 2W2

      Re: Extorre Gold Mines Limited
              Registration Statement on Form 20-FR
              Filed February 15, 2011
              File No. 1-35084

Dear Mr. Montpellier:

      We have reviewed your registration statement, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 20-FR

Financial Statements, page 80

1. Please revise the December 31, 2009 balance sheets appearing on pages F-10, F-34 and F-40, including the related account details appearing in the notes to your financial statements, as necessary to resolve the inconsistencies in your presentation.

Exhibit 4.6

2. We note that the material contract filed as Exhibit 4.6 ("UTE Agreement dated March 3, 2009 between Estelar Resources Limited and Fomento Minera de Santa Cruz Sociedad del Estado") is missing conformed signatures, although it is apparent from the context of your disclosure that it was executed. Please re-file this exhibit with conformed signatures.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Karl Hiller, Accounting Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

Roger Schwall
Assistant Director

cc: Shona C. Smith, Esq.
        Dorsey & Whitney LLP
        Facsimile No. (206) 299-3785